EXHIBIT 12

BRE PROPERTIES, INC.

STATEMENT RE:

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31,
(dollar amounts in thousands)	2012	2011	2010	2009	2008
Income from continuing operations	$71,508	$57,758	$2,860	$27,112	$42,182
Interest Expense	68,467	74,964	84,894	82,734	92,032
Redeemable noncontrolling interests in income	—	748	1,026	1,461	1,868

Earnings available to cover fixed charges	$139,975	$133,470	$88,780	$111,307	$136,082

Fixed charges:
Interest	$68,467	$74,964	$84,894	$82,734	$92,032
Capitalized interest	21,633	14,431	11,977	16,330	23,124

Fixed charges:	$90,100	$89,395	$96,871	$99,064	$115,156

Redemption related preferred stock issuance cost, net of discount on repurchase	—	3,771	—	—	—
Preferred stock dividends	3,645	7,655	11,813	11,813	11,813

Fixed charges and preferred stock dividends	$93,745	$100,821	$108,684	$110,877	$126,969

Earnings available to cover fixed charges	$139,975	$133,470	$88,780	$111,307	$136,082
Divided by fixed charges	$90,100	$89,395	$96,871	$99,064	$115,156

Ratio of earnings to fixed charges	1.6	1.5	0.9	1.1	1.2

Earnings available to cover fixed charges	$139,975	$133,470	$88,780	$111,307	$136,082
Divided by fixed charges and preferred stock dividends	$93,745	$100,821	$108,684	$110,877	$126,969

Ratio of earnings to fixed charges and preferred stock	1.5	1.3	0.8	1.0	1.1